November 28, 2007


   United States Securities and Exchange Commission
   Division of Corporation Finance
   Washington, D.C. 20549-7010

   Attention:  John Cash, Accounting Branch Chief

        Re:  Form 10-K for Fiscal Year Ended December 31, 2006
             File No. 1-9608

   Dear Mr. Cash:

   We are in receipt of your comment letter dated October 11, 2007 to Newell Rubbermaid Inc. (the "Company") related to the Company's June 29, 2007 and September 4, 2007 responses to your previous comment letters dated May 17, 2007 and July 17, 2007. On behalf of the Company, we have addressed the remaining comment in the October 11, 2007 letter by reproducing the comment below and providing the Company's response immediately following.

   FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006
   -------------------------------------------------

   Footnote 19 - Industry Segment Information, page 71
   ---------------------------------------------------

        1. We note your response to prior comment 2 regarding the appropriateness of aggregating the Rubbermaid Commercial Products, Rubbermaid Food Products, Rubbermaid Home Products and Levolor/Kirsch operating segments into your Cleaning, Organization & Decor reportable segment. In light of the aggregation criteria set forth in paragraph 17 SFAS 131, we continue to have concerns regarding the appropriateness of aggregating Rubbermaid Home products and Levolor/Kirsch within your Cleaning, Organization & Decor reportable segment.

   Specifically, with regard to the aggregation of Rubbermaid Home Products, we note the following:
        * In 2003, the Company began internally reporting certain product categories of the Rubbermaid business as Rubbermaid Home Products. You acknowledge that the products identified as home products generally had lower gross margins.
        * We note your expectation that the forecasted gross margins of the Rubbermaid Home Products business will "move into closer alignment" with the other Rubbermaid operating segments. However, it does not appear to us that this closer alignment results in Rubbermaid Home Products having historical or expected long-term average gross margins that are similar to Rubbermaid Commercial and Rubbermaid Food Products.
        * Your discussion of the fact that you continue to aggressively position Rubbermaid Home Products for improved profitability in the future and the need to expand and improve the product mix of products in the Rubbermaid Home Products operating segment highlights to us that the appropriate allocation of resources to this operating segment is important to the company and that separate disaggregated segment disclosures in addition to good quality Management's Discussion and Analysis information regarding this segment is necessary for a reader's ability to see the company through the eyes of management.
        * While you believe that there is no single measure that demonstrates the economic similarity of the three Rubbermaid operating segments, we note that SFAS 131 looks to long term gross margin and sales trends as an indicator of economic similarity.
        * You indicate that it is management's intention to collapse the three Rubbermaid operating segments back into a single operating segment "at an appropriate time". It is unclear to us your timetable for revising your internal reporting structure, however, notwithstanding management's intentions, we continue to believe the segment information presented in your historical financial statements should be representative of your current internal reporting structure such that Rubbermaid Home Products is reported as a separate reportable segment.

   For these reasons, we continue to believe your historical financial statements should be revised to reflect Rubbermaid Home Products as a separate reportable segment.

   Company Response
   ----------------

   While the Company acknowledges that the gross margins of Rubbermaid Home Products (RHP) are currently lower than the margins of the other operating segments within the Cleaning Organization and Decor (COD) reporting segment, it is the Company's long-term expectation that RHP margins will be similar to the other operating segments of COD. SFAS 131 does not specify a time horizon for the Company's long-term expectations; however the Company's efforts and results to date lend credibility to the Company's expectations that similar margins will be attained.

   The Company noted in its previous response that it was aggressively positioning RHP for improved profitability in the future. The Company disagrees with the Staff's view that this indicates an allocation of resources weighted towards RHP, such that separate disclosures of the RHP segment may be warranted. The Company focused its prior response on RHP because that was the segment at issue in the Staff's question. The Company has considerable resources dedicated throughout the entire Rubbermaid business. The profitability improvement initiatives noted in the Company's previous response are corporate wide initiatives such as innovation, distribution and transportation and Project Acceleration, none of which are intended to solely benefit RHP, but rather are initiatives intended to benefit all of the Company's businesses. The Chief Operating Decision Maker (CODM) allocates resources at the reporting segment level, and in fact, notably the Company's allocation of product development resources in the COD reporting segment is allocated more heavily towards Rubbermaid Commercial Products and Rubbermaid Food Products.

   The Company feels it is important to note again that the Rubbermaid businesses are extremely integrated. RHP primarily consists of lower featured products from Rubbermaid Commercial Products and Rubbermaid Food Products. As noted in our previous response, the RHP margin improvement is expected to come through, in large part, a shift in mix to new products with higher margins. These products will be developed primarily by taking products from the other Rubbermaid businesses, modifying them to eliminate some features and marketing them as home products. For example, a commercial grade cleaning product would lose some of its commercial features and be sold as a home product.

   The Company agrees with the Staff's assertion that the reader of its financial statements should see the Company through the eyes of management. As noted in the previous response, management believes that the Rubbermaid business is best viewed as part of a single reporting unit. The Company continues to pursue increased placement/visibility and improved profitability of the brand as a whole. It is important to reiterate that the brand is managed by a single segment manager, and that the Rubbermaid operating segments have common customers, shared manufacturing operations, customer service, purchasing, key account sales management, industrial design, marketing, and consumer research. In 2007, the Company also combined all of the Rubbermaid businesses into a single campus to further leverage synergies across back office functions. Consequently, very little effort is made to accurately allocate these shared resource dollars back to individual Rubbermaid operating segments, because more emphasis is placed on the profitability of the brand as a whole.

   The Company noted in its previous response that it would collapse the Rubbermaid operating segments back into a single operating segment at an appropriate time. This was in reference to the Company's reporting package, which is prepared on a quarterly basis and provided to operating segment managers and its CODM. The Company's internal reporting to its CODM has historically, for all of its operating and reporting segments, included reporting of both the individual operating segments and the consolidated reporting segment. The CODM manages the business at the reporting segment level. Investment decisions, strategic planning, resource allocation and quarterly business reviews are all conducted at the reporting segment level for the CODM. The Company's internal reporting was a function of a desire to have a single reporting package usable by both the operating segment managers and the CODM. The Company never created separate reporting packages because it continues to believe that it meets the aggregation requirements of SFAS 131.

   The Company does not believe revision of its historical financial statements is needed because the operating segments of the COD reporting segment meet the criteria for aggregation as set forth in paragraph 17 of SFAS 131 and provides the users of the financial statements with a view consistent with the way the businesses are viewed and run by management. As noted in our previous response, this aggregation is also consistent with how the Rubbermaid business outside of the US is viewed by the consolidated segment manager.

   In addition, in the fourth quarter of 2007, the Company will change its reporting package to the CODM to more accurately reflect how the
   business is managed and resources are allocated.   Specifically, the
   CODM (our CEO) will now receive quarterly financial data of only the previously designated four reporting segments of the business. Therefore, under SFAS 131, going forward the Company will have four operating and four reporting segments. The Company believes the Staff should consider this change in our operating segments when completing its consideration of whether RHP meets the aggregation criteria of SFAS 131. If the Staff were to disagree with the Company's assessment of SFAS 131, and require a restatement of that data, the Company would also have to restate the segment footnote again prior to filing its 2007 Form 10-K, consistent with paragraph 34 of SFAS 131. Again, we believe the Staff's suggested restatement would not provide meaningful information to our shareholders, and certainly two restatements of our segment data within months, one to separately disclose RHP and one to again report RHP within COD, would not be beneficial to our shareholders and other users of our financial statements.

   Please contact Rick Dillon, Vice President Corporate Controller at
   (770)-407-3930 or me at (770) 407-3806 should you have any questions regarding our responses or any related matters.


   Sincerely,


   Newell Rubbermaid Inc.

   By:    /s/ J. Patrick Robinson

          _____________________________
   Title: Executive Vice President and
            Chief Financial Officer